Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2022 Results

•
New encouraging preliminary clinical data, presented at SITC 2022, showing anti-tumor activity supported by potent immune activation in the tumor microenvironment following combination of COM701 and nivolumab in metastatic MSS-CRC patients. Further clinical evaluation of COM701 as a triple combination with an anti-PD-1 and COM902 will be pursued.

•
New encouraging preliminary clinical data from dual and triple combination of COM701+nivolumab ± BMS-986207 (anti-TIGIT) in platinum resistant ovarian cancer patients to be presented at ESMO-IO. Further clinical evaluation will be pursued in this indication.

•	Solid balance sheet, with cash runway expected at least through the end of 2024.

HOLON, ISRAEL, November 14, 2022 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, provided a corporate update and announced financial results for the third quarter ended September 30, 2022.

Corporate Update
“We continue to execute and delivered encouraging clinical data in MSS-CRC patients at the recent annual SITC conference,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “We were excited to show an overall response rate of 12% in MSS-CRC patients with liver metastases, a patient population in whom responses to immunotherapy treatment has been rare or non-existent. The two partial responses reported were supported by potent immune activation in the tumor microenvironment, indicative of a COM701 mediated mechanism of action. The drug combination was well tolerated with no serious adverse events assessed by the investigator as related to study drugs.  Based on the totality of our data supporting the DNAM-1 axis hypothesis, we plan to move ahead with the clinical evaluation of COM701 in triple combination with an anti-PD-1 and our potential best-in-class anti-TIGIT, COM902, in MSS-CRC patients.”

Dr. Cohen-Dayag continued, “We are excited to be presenting new encouraging clinical data from the fully enrolled platinum resistant ovarian cancer cohorts treated with COM701 in combination with nivolumab with or without BMS-986207 at the upcoming ESMO-IO conference. We believe COM701 combinations warrant further investigation in this indication. This opens the door for us to evaluate our drugs in a more favorable competitive landscape compared to NSCLC. For this reason, we have decided to pursue this indication and we are evaluating the various options for the planned NSCLC studies.”

Dr. Cohen-Dayag concluded, “I am excited about the progress we have made and look forward to our continued focus on execution and delivery of meaningful clinical data. We have a solid balance sheet, with cash balances of $88 million which we expect to support our operations at least through the end of 2024.”

Financial Results
As of September 30, 2022, cash, cash equivalents, short-term bank deposits and restricted cash totaled approximately $88 million, compared with approximately $118 million as of December 31, 2021. The Company expects its existing cash and cash related balances to fund its operating plans at least through the end of 2024. Compugen does not have any debt.

R&D expenses for the third quarter ended September 30, 2022, were approximately $9.3 million, compared to approximately $8.7 million for the comparable period in 2021.

General and administrative expenses for the third quarter ended September 30, 2022, were approximately $2.6 million compared with approximately $2.8 million for the comparable period in 2021.

Net loss for the third quarter ended September 30, 2022, was approximately $11.7 million, or $0.14 per basic and diluted share, compared with a net loss of approximately $6.2 million, or $0.07 per basic and diluted share, in the comparable period of 2021.

Full financial tables are included below

Conference call and webcast information
The Company will hold a conference call today, November 14, 2022, at 8:30 AM ET to review its third quarter 2022 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a TIGIT/PD-1 bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is about to enter pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our belief that data in MSS-CRC patients validates further evaluation in triple combination; our plans to progress with the clinical evaluation of COM701 in triple combination with an anti-PD-1 and our potential best-in-class anti-TIGIT, COM902 in MSS-CRC patients; our belief that COM701 combinations warrant further investigation in platinum resistant ovarian cancer and our expectation that existing cash and cash related balances will be sufficient to fund our operations at least through the end of 2024. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: In the near term, Compugen is highly dependent on the success of COM701 and of COM902; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; Clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications Compugen Ltd.
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended,
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	-	6,000	-	6,000
Cost of revenues	-	680	-	680
Gross profit	-	5,320	-	5,320

Operating expenses
Research and development expenses	9,339	8,728	23,321	22,851
Marketing and business development expenses	263	166	741	631
General and administrative expenses	2,610	2,759	7,783	8,132
Total operating expenses	12,212	11,653	31,845	31,614

Operating loss	(12,212)	(6,333)	(31,845)	(26,294)
Financial and other income, net	464	177	1,243	736
Loss before taxes on income	(11,748)	(6,156)	(30,602)	(25,558)
Taxes on income	-	-	-	-
Net loss	(11,748)	(6,156)	(30,602)	(25,558)

Basic and diluted net loss per ordinary share	(0.14)	(0.07)	(0.35)	(0.30)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,624,643	83,977,070	86,532,622	83,819,012

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2022	2021
	Unaudited

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	88,213	117,762
Other accounts receivable and prepaid expenses	2,824	5,460
Total current assets	91,037	123,222

Non-current assets
Long-term prepaid expenses	1,907	1,911
Severance pay fund	2,913	3,125
Operating lease right to use asset	1,864	2,247
Property and equipment, net	1,646	1,658
Total non-current assets	8,330	8,941

Total assets	99,367	132,163

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	12,520	12,699
Current maturity of operating lease liability	595	768
Short-term deferred participation in R&D expenses	1,653	3,629
Total current liabilities	14,768	17,096

Non-current liabilities
Long-term deferred participation in R&D expenses	-	2,715
Long-term operating lease liability	1,383	1,982
Accrued severance pay	3,397	3,677
Total non-current liabilities	4,780	8,374

Total shareholders' equity	79,819	106,693

Total liabilities and shareholders' equity	99,367	132,163